SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: October 30, 2018

List of materials

Documents attached hereto:

i) Quarterly Financial Statements for the Second Quarter Ended September 30, 2018 And Outlook for the Fiscal Year Ending March 31, 2019

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2018
And
Outlook for the Fiscal Year Ending March 31, 2019

October 30, 2018
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended September 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-2
Consolidated Statements of Income (Six months ended September 30)	F-3
Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-3
Consolidated Statements of Cash Flows (Six months ended September 30)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders’ Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2019	1

Outlook for the Fiscal Year Ending March 31, 2019	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
		(Millions of yen)
	March 31	September 30	Change from
ASSETS	2018	2018	March 31, 2018
Current assets:
Cash and cash equivalents	¥1,586,329	¥1,540,779		¥-45,550
Marketable securities	1,176,601	1,335,735		+159,134
Notes and accounts receivable, trade and contract assets	1,061,442	1,290,317		+228,875
Allowance for doubtful accounts	(48,663)	(24,349)		+24,314
Inventories	692,937	814,639		+121,702
Other receivables	190,706	305,880		+115,174

Prepaid expenses and other current assets	516,744	480,714		-36,030
Total current assets	5,176,096	5,743,715		+567,619

Film costs	327,645	416,527		+88,882

Investments and advances:
Affiliated companies	157,389	171,798		+14,409
Securities investments and other	10,598,669	11,133,787		+535,118
	10,756,058	11,305,585		+549,527

Property, plant and equipment:
Land	84,358	84,549		+191
Buildings	655,434	666,852		+11,418
Machinery and equipment	1,798,722	1,852,401		+53,679
Construction in progress	38,295	29,245		-9,050
	2,576,809	2,633,047		+56,238
Less-Accumulated depreciation	1,837,339	1,891,203		+53,864
	739,470	741,844		+2,374

Other assets:
Intangibles, net	527,168	522,616		-4,552
Goodwill	530,492	551,058		+20,566
Deferred insurance acquisition costs	586,670	605,989		+19,319
Deferred income taxes	96,772	98,652		+1,880
Other	325,167	339,464		+14,297
	2,066,269	2,117,779		+51,510
Total assets	¥19,065,538	¥20,325,450	¥	+1,259,912

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥496,093	¥628,528	¥	+132,435
Current portion of long-term debt	225,522	166,423		-59,099
Notes and accounts payable, trade	468,550	781,338		+312,788
Accounts payable, other and accrued expenses	1,514,433	1,549,389		+34,956
Accrued income and other taxes	145,905	197,721		+51,816
Deposits from customers in the banking business	2,159,246	2,252,480		+93,234
Other	610,792	655,871		+45,079
Total current liabilities	5,620,541	6,231,750		+611,209

Long-term debt	623,451	510,165		-113,286
Accrued pension and severance costs	394,504	388,955		-5,549
Deferred income taxes	449,863	430,704		-19,159
Future insurance policy benefits and other	5,221,772	5,452,484		+230,712
Policyholders’ account in the life insurance business	2,820,702	2,998,376		+177,674
Other	278,338	291,417		+13,079
Total liabilities	15,409,171	16,303,851		+894,680

Redeemable noncontrolling interest	9,210	8,442		-768

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	865,678	871,925		+6,247
Additional paid-in capital	1,282,577	1,264,863		-17,714
Retained earnings	1,440,387	1,828,777		+388,390
Accumulated other comprehensive income	(616,746)	(595,900)		+20,846
Treasury stock, at cost	(4,530)	(4,627)		-97
	2,967,366	3,365,038		+397,672

Noncontrolling interests	679,791	648,119		-31,672
Total equity	3,647,157	4,013,157		+366,000
Total liabilities and equity	¥19,065,538	¥20,325,450	¥	+1,259,912

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended September 30
	2017	2018	Change
Sales and operating revenue:
Net sales	¥1,764,916	¥1,809,739	¥	+44,823
Financial services revenue	277,434	351,493		+74,059
Other operating revenue	20,181	21,528		+1,347
	2,062,531	2,182,760		+120,229
Costs and expenses:
Cost of sales	1,234,646	1,222,744		-11,902
Selling, general and administrative	386,279	397,129		+10,850
Financial services expenses	240,305	312,334		+72,029
Other operating (income) expense, net	(901)	13,383		+14,284
	1,860,329	1,945,590		+85,261

Equity in net income of affiliated companies	2,026	2,341		+315

Operating income	204,228	239,511		+35,283

Other income:
Interest and dividends	4,252	4,571		+319
Gain on equity securities, net	–	9,935		+9,935
Other	511	1,461		+950
	4,763	15,967		+11,204
Other expenses:
Interest	2,730	3,876		+1,146
Foreign exchange loss, net	6,298	4,922		-1,376
Other	1,398	282		-1,116
	10,426	9,080		-1,346

Income before income taxes	198,565	246,398		+47,833

Income taxes	55,751	59,268		+3,517
Net income	142,814	187,130		+44,316

Less - Net income attributable to noncontrolling interests	11,962	14,129		+2,167

Net income attributable to Sony Corporation’s stockholders	¥130,852	¥173,001	¥	+42,149

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥103.57	¥136.38	¥	+32.81
— Diluted	101.35	133.43		+32.08

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended September 30
	2017	2018	Change

Net income	¥142,814	¥187,130	¥	+44,316

Other comprehensive income, net of tax –
Unrealized losses on securities	(1,469)	(24,337)		-22,868
Unrealized gains (losses) on derivative instruments	594	(563)		-1,157
Pension liability adjustment	2,339	2,467		+128
Foreign currency translation adjustments	16,502	32,168		+15,666
Total comprehensive income	160,780	196,865		+36,085
Less - Comprehensive income attributableto noncontrolling interests	13,178	5,314		-7,864
Comprehensive income attributableto Sony Corporation’s stockholders	¥147,602	¥191,551	¥	+43,949

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Six months ended September 30
	2017	2018	Change
Sales and operating revenue:
Net sales	¥3,293,559	¥3,411,934	¥	+118,375
Financial services revenue	578,794	684,733		+105,939
Other operating revenue	48,291	39,717		-8,574
	3,920,644	4,136,384		+215,740
Costs and expenses:
Cost of sales	2,349,738	2,335,231		-14,507
Selling, general and administrative	743,658	746,890		+3,232
Financial services expenses	495,563	604,490		+108,927
Other operating (income) expense, net	(27,012)	13,058		+40,070
	3,561,947	3,699,669		+137,722

Equity in net income (loss) of affiliated companies	3,142	(2,198)		-5,340

Operating income	361,839	434,517		+72,678

Other income:
Interest and dividends	13,037	9,305		-3,732
Gain on equity securities, net	–	124,714		+124,714
Other	1,644	2,194		+550
	14,681	136,213		+121,532

Other expenses:
Interest	7,246	7,194		-52
Foreign exchange loss, net	19,266	3,911		-15,355
Other	2,549	1,141		-1,408
	29,061	12,246		-16,815

Income before income taxes	347,459	558,484		+211,025

Income taxes	110,247	134,490		+24,243

Net income	237,212	423,994		+186,782

Less - Net income attributable to noncontrolling interests	25,489	24,546		-943

Net income attributable to Sony Corporation’s stockholders	¥211,723	¥399,448	¥	+187,725

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥167.61	¥315.02	¥	+147.41
— Diluted	164.06	308.17		+144.11

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Six months ended September 30
	2017	2018	Change

Net income	¥237,212	¥423,994	¥	+186,782

Other comprehensive income, net of tax –
Unrealized losses on securities	(4,658)	(21,066)		-16,408
Unrealized gains on derivative instruments	229	915		+686
Pension liability adjustment	4,644	4,743		+99
Foreign currency translation adjustments	30,087	40,465		+10,378
Total comprehensive income	267,514	449,051		+181,537
Less - Comprehensive income attributable to noncontrolling interests	27,356	13,231		-14,125
Comprehensive income attributable to Sony Corporation’s stockholders	¥240,158	¥435,820	¥	+195,662

Consolidated Statements of Cash Flows
	(Millions of yen)
	Six months ended September 30
	2017	2018
Cash flows from operating activities:
Net income	¥237,212	¥423,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	169,962	171,826
Amortization of film costs	160,142	133,892
Accrual for pension and severance costs, less payments	2,583	(5,310)
Other operating (income) expense, net	(27,012)	13,058
Gain on securities investments, net (other than financial services business)	(167)	(124,717)
Gain on marketable securities and securities investments held in the financial services business, net	(47,715)	(109,791)
Deferred income taxes	8,160	(3,350)
Equity in net (income) loss of affiliated companies, net of dividends	(1,312)	4,559
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(197,747)	(185,855)
Increase in inventories	(272,386)	(118,255)
Increase in film costs	(188,281)	(190,494)
Increase in notes and accounts payable, trade	309,160	302,979
Increase in accrued income and other taxes	49,662	62,075
Increase in future insurance policy benefits and other	258,762	368,871
Increase in deferred insurance acquisition costs	(43,394)	(47,090)
Increase in marketable securities held in the life insurance business	(44,002)	(43,949)
Increase in other current assets	(125,652)	(72,246)
Increase (decrease) in other current liabilities	23,571	(43,719)
Other	(6,190)	(125,649)
Net cash provided by operating activities	265,356	410,829

Cash flows from investing activities:
Payments for purchases of fixed assets	(130,254)	(154,819)
Proceeds from sales of fixed assets	6,760	11,355
Payments for investments and advances by financial services business	(461,046)	(563,301)
Payments for investments and advances (other than financial services business)	(10,969)	(25,373)
Proceeds from sales or return of investments and collections of advances by financial services business	152,561	140,969
Proceeds from sales or return of investments and collections of advances (other than financial services business)	4,219	1,996
Proceeds from sales of businesses	18,684	—
Proceeds related to sales of Spotify Technology S.A. Shares	—	82,467
Other	8,199	(21,295)
Net cash used in investing activities	(411,846)	(528,001)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	72,430	50,958
Payments of long-term debt	(16,299)	(229,504)
Increase in short-term borrowings, net	55,904	133,248
Increase in deposits from customers in the financial services business, net	88,344	132,628
Dividends paid	(12,649)	(18,992)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	–	(32,041)
Other	(8,207)	(36,567)
Net cash provided by (used in) financing activities	179,523	(270)

Effect of exchange rate changes on cash and cash equivalents, including restricted	6,650	70,344

Net increase (decrease) in cash and cash equivalents, including restricted	39,683	(47,098)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	1,008,307	1,545,840

Less - restricted cash and cash equivalents, included in other current assets and other assets	7,475	5,061
Cash and cash equivalents at end of the period	¥1,000,832	¥1,540,779

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended September 30
Sales and operating revenue	2017	2018	Change
Game & Network Services
Customers	¥414,255	¥535,754	¥	+121,499
Intersegment	18,949	14,311		-4,638
Total	433,204	550,065		+116,861
Music
Customers	202,837	200,294		-2,543
Intersegment	3,729	3,562		-167
Total	206,566	203,856		-2,710
Pictures
Customers	243,738	242,021		-1,717
Intersegment	265	(1,150)		-1,415
Total	244,003	240,871		-3,132
Home Entertainment & Sound
Customers	300,770	274,496		-26,274
Intersegment	163	442		+279
Total	300,933	274,938		-25,995
Imaging Products & Solutions
Customers	155,170	161,623		+6,453
Intersegment	1,550	2,268		+718
Total	156,720	163,891		+7,171
Mobile Communications
Customers	169,818	114,886		-54,932
Intersegment	2,223	2,935		+712
Total	172,041	117,821		-54,220
Semiconductors
Customers	193,407	222,924		+29,517
Intersegment	34,956	31,522		-3,434
Total	228,363	254,446		+26,083
Financial Services
Customers	277,434	351,493		+74,059
Intersegment	1,790	1,960		+170
Total	279,224	353,453		+74,229
All Other
Customers	95,592	77,226		-18,366
Intersegment	17,228	11,892		-5,336
Total	112,820	89,118		-23,702
Corporate and elimination	(71,343)	(65,699)		+5,644
Consolidated total	¥2,062,531	¥2,182,760	¥	+120,229

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the Imaging Products & Solutions (“IP&S”) segment and the Mobile Communications (“MC”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended September 30
Operating income (loss)	2017	2018	Change
Game & Network Services	¥54,750	¥90,622	¥	+35,872
Music	32,514	31,501		-1,013
Pictures	7,696	23,535		+15,839
Home Entertainment & Sound	24,387	24,457		+70
Imaging Products & Solutions	18,870	21,813		+2,943
Mobile Communications	(2,453)	(29,814)		-27,361
Semiconductors	49,370	47,928		-1,442
Financial Services	36,599	39,160		+2,561
All Other	(28)	5,042		+5,070
Total	221,705	254,244		+32,539
Corporate and elimination	(17,477)	(14,733)		+2,744
Consolidated total	¥204,228	¥239,511	¥	+35,283

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year increase in expenses, composed primarily of 0.6 billion yen in the Home Entertainment & Sound (“HE&S”) segment, is included for the three months ended September 30, 2018. However, because a decrease in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the three months ended September 30, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

(Business Segments)
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue	2017	2018	Change
Game & Network Services
Customers	¥737,306	¥985,734	¥	+248,428
Intersegment	43,960	36,432		-7,528
Total	781,266	1,022,166		+240,900
Music
Customers	367,913	378,002		+10,089
Intersegment	7,225	7,325		+100
Total	375,138	385,327		+10,189
Pictures
Customers	449,408	415,248		-34,160
Intersegment	406	704		+298
Total	449,814	415,952		-33,862
Home Entertainment & Sound
Customers	557,235	546,453		-10,782
Intersegment	565	572		+7
Total	557,800	547,025		-10,775
Imaging Products & Solutions
Customers	309,287	324,106		+14,819
Intersegment	3,068	3,987		+919
Total	312,355	328,093		+15,738
Mobile Communications
Customers	348,884	245,240		-103,644
Intersegment	4,344	5,088		+744
Total	353,228	250,328		-102,900
Semiconductors
Customers	366,086	399,597		+33,511
Intersegment	66,538	57,088		-9,450
Total	432,624	456,685		+24,061
Financial Services
Customers	578,794	684,733		+105,939
Intersegment	3,590	3,925		+335
Total	582,384	688,658		+106,274
All Other
Customers	189,696	151,673		-38,023
Intersegment	32,364	20,369		-11,995
Total	222,060	172,042		-50,018
Corporate and elimination	(146,025)	(129,892)		+16,133
Consolidated total	¥3,920,644	¥4,136,384	¥	+215,740

G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Six months ended September 30
Operating income (loss)	2017	2018	Change
Game & Network Services	¥72,483	¥174,072	¥	+101,589
Music	57,536	63,605		+6,069
Pictures	(1,801)	15,934		+17,735
Home Entertainment & Sound	46,970	41,848		-5,122
Imaging Products & Solutions	42,074	47,890		+5,816
Mobile Communications	1,163	(40,572)		-41,735
Semiconductors	104,812	77,065		-27,747
Financial Services	82,822	79,741		-3,081
All Other	(8,259)	5,336		+13,595
Total	397,800	464,919		+67,119
Corporate and elimination	(35,961)	(30,402)		+5,559
Consolidated total	¥361,839	¥434,517	¥	+72,678

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year increase in expenses, composed primarily of 3.0 billion yen in the HE&S segment, is included for the six months ended September 30, 2018. However, because a decrease in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the six months ended September 30, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

(Sales to Customers by Product Category)

The following tables include a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5 and F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in these tables is useful to investors in understanding sales by product category.

	(Millions of yen)
	Three months ended September 30
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥222,986	¥334,264	¥	+111,278
Hardware and Others	191,269	201,490		+10,221
Total	414,255	535,754		+121,499

Music
Recorded Music	109,177	105,463		-3,714
Music Publishing	19,501	19,436		-65
Visual Media and Platform	74,159	75,395		+1,236
Total	202,837	200,294		-2,543

Pictures
Motion Pictures	124,800	109,334		-15,466
Television Productions	57,389	68,482		+11,093
Media Networks	61,549	64,205		+2,656
Total	243,738	242,021		-1,717

Home Entertainment & Sound
Televisions	219,553	191,705		-27,848
Audio and Video	80,639	81,861		+1,222
Other	578	930		+352
Total	300,770	274,496		-26,274

Imaging Products & Solutions
Still and Video Cameras	99,343	103,034		+3,691
Other	55,827	58,589		+2,762
Total	155,170	161,623		+6,453

Mobile Communications	169,818	114,886		-54,932

Semiconductors	193,407	222,924		+29,517

Financial Services	277,434	351,493		+74,059

All Other	95,592	77,226		-18,366

Corporate	9,510	2,043		-7,467
Consolidated total	¥2,062,531	¥2,182,760	¥	+120,229

(Sales to Customers by Product Category)
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥418,288	¥634,650	¥	+216,362
Hardware and Others	319,018	351,084		+32,066
Total	737,306	985,734		+248,428

Music
Recorded Music	208,999	205,202		-3,797
Music Publishing	36,359	40,900		+4,541
Visual Media and Platform	122,555	131,900		+9,345
Total	367,913	378,002		+10,089

Pictures
Motion Pictures	195,074	177,902		-17,172
Television Productions	119,287	113,897		-5,390
Media Networks	135,047	123,449		-11,598
Total	449,408	415,248		-34,160

Home Entertainment & Sound
Televisions	398,927	378,255		-20,672
Audio and Video	157,361	166,790		+9,429
Other	947	1,408		+461
Total	557,235	546,453		-10,782

Imaging Products & Solutions
Still and Video Cameras	205,206	216,290		+11,084
Other	104,081	107,816		+3,735
Total	309,287	324,106		+14,819

Mobile Communications	348,884	245,240		-103,644

Semiconductors	366,086	399,597		+33,511

Financial Services	578,794	684,733		+105,939

All Other	189,696	151,673		-38,023

Corporate	16,035	5,598		-10,437
Consolidated total	¥3,920,644	¥4,136,384	¥	+215,740

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	September 30	March 31	September 30	March 31	September 30
	2018	2018	2018	2018	2018	2018
ASSETS
Current assets:
Cash and cash equivalents	¥393,133	¥465,645	¥1,193,196	¥1,075,134	¥1,586,329	¥1,540,779
Marketable securities	1,176,601	1,335,735	–	–	1,176,601	1,335,735
Notes and accounts receivable, trade and contract assets	15,612	15,224	1,003,558	1,256,244	1,012,779	1,265,968
Inventories	－	－	692,937	814,639	692,937	814,639
Other receivables	60,819	57,795	130,393	248,445	190,706	305,880
Prepaid expenses and other current assets	137,539	126,147	379,893	355,251	516,744	480,714
Total current assets	1,783,704	2,000,546	3,399,977	3,749,713	5,176,096	5,743,715

Film costs	–	–	327,645	416,527	327,645	416,527

Investments and advances	10,560,933	10,980,688	272,545	381,124	10,756,058	11,305,585

Investments in Financial Services, at cost	–	–	133,514	153,968	–	–

Property, plant and equipment	22,424	22,550	715,760	718,008	739,470	741,844

Other assets:
Intangibles, net	34,622	36,882	492,546	485,734	527,168	522,616
Goodwill	7,225	7,225	523,267	543,833	530,492	551,058
Deferred insurance acquisition costs	586,670	605,989	－	－	586,670	605,989
Deferred income taxes	1,684	1,972	95,088	96,680	96,772	98,652
Other	33,267	32,693	295,650	310,518	325,167	339,464
	663,468	684,761	1,406,551	1,436,765	2,066,269	2,117,779
Total assets	¥13,030,529	¥13,688,545	¥6,255,992	¥6,856,105	¥19,065,538	¥20,325,450

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥433,119	¥570,421	¥288,496	¥224,530	¥721,615	¥794,951
Notes and accounts payable, trade	–	–	468,550	781,338	468,550	781,338
Accounts payable, other and accrued expenses	37,479	31,698	1,477,875	1,518,499	1,514,433	1,549,389
Accrued income and other taxes	19,401	25,486	126,504	172,235	145,905	197,721
Deposits from customers in the banking business	2,159,246	2,252,480	–	–	2,159,246	2,252,480
Other	181,467	191,608	435,996	470,003	610,792	655,871
Total current liabilities	2,830,712	3,071,693	2,797,421	3,166,605	5,620,541	6,231,750

Long-term debt	205,373	215,089	421,817	298,818	623,451	510,165
Accrued pension and severance costs	33,062	33,452	361,442	355,503	394,504	388,955
Deferred income taxes	342,405	318,483	107,458	112,221	449,863	430,704
Future insurance policy benefits and other	5,221,772	5,452,484	–	–	5,221,772	5,452,484
Policyholders’ account in the life insurance business	2,820,702	2,998,376	–	–	2,820,702	2,998,376
Other	17,778	14,885	284,270	299,500	278,338	291,417
Total liabilities	11,471,804	12,104,462	3,972,408	4,232,647	15,409,171	16,303,851

Redeemable noncontrolling interest	–	–	9,210	8,442	9,210	8,442

Equity:
Stockholders’ equity of Financial Services	1,557,062	1,582,327	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	2,173,128	2,522,186	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	2,967,366	3,365,038
Noncontrolling interests	1,663	1,756	101,246	92,830	679,791	648,119
Total equity	1,558,725	1,584,083	2,274,374	2,615,016	3,647,157	4,013,157
Total liabilities and equity	¥13,030,529	¥13,688,545	¥6,255,992	¥6,856,105	¥19,065,538	¥20,325,450

Condensed Statements of Income

	(Millions of yen)
	Three months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥279,224	¥353,453	¥–	¥–	¥277,434	¥351,493
Net sales and operating revenue	–	–	1,787,354	1,833,252	1,785,097	1,831,267
	279,224	353,453	1,787,354	1,833,252	2,062,531	2,182,760

Cost of sales	–	–	1,237,623	1,225,837	1,234,646	1,222,744
Selling, general and administrative	–	–	385,559	396,019	386,279	397,129
Financial services expenses	242,095	314,296	–	–	240,305	312,334
Other operating (income) expense, net	(24)	14	(877)	13,369	(901)	13,383
	242,071	314,310	1,622,305	1,635,225	1,860,329	1,945,590

Equity in net income (loss) of affiliated companies	(554)	17	2,580	2,324	2,026	2,341

Operating income	36,599	39,160	167,629	200,351	204,228	239,511

Other income (expenses), net	–	(19)	(5,663)	6,906	(5,663)	6,887

Income before income taxes	36,599	39,141	161,966	207,257	198,565	246,398

Income taxes	10,370	10,398	45,382	48,870	55,751	59,268

Net Income	26,229	28,743	116,584	158,387	142,814	187,130

Less - Net income attributable to noncontrolling interests	34	67	2,243	4,042	11,962	14,129

Net income of Financial Services	¥26,195	¥28,676	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥114,341	¥154,345	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥130,852	¥173,001

	Six months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥582,384	¥688,658	¥–	¥–	¥578,794	¥684,733
Net sales and operating revenue	–	–	3,345,046	3,455,586	3,341,850	3,451,651
	582,384	688,658	3,345,046	3,455,586	3,920,644	4,136,384

Cost of sales	–	–	2,355,222	2,341,273	2,349,738	2,335,231
Selling, general and administrative	–	–	741,370	744,782	743,658	746,890
Financial services expenses	499,153	608,416	–	–	495,563	604,490
Other operating (income) expense, net	(24)	39	(26,988)	13,019	(27,012)	13,058
	499,129	608,455	3,069,604	3,099,074	3,561,947	3,699,669

Equity in net income (loss) of affiliated companies	(433)	(462)	3,575	(1,736)	3,142	(2,198)

Operating income	82,822	79,741	279,017	354,776	361,839	434,517

Other income (expenses), net	–	(36)	693	140,446	(14,380)	123,967

Income before income taxes	82,822	79,705	279,710	495,222	347,459	558,484

Income taxes	23,826	21,930	86,422	112,560	110,247	134,490

Net Income	58,996	57,775	193,288	382,662	237,212	423,994

Less - Net income attributable to noncontrolling interests	84	113	3,615	3,689	25,489	24,546

Net income of Financial Services	¥58,912	¥57,662	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥189,673	¥378,973	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥211,723	¥399,448

Condensed Statements of Cash Flows

	(Millions of yen)
	Six months ended September 30

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018
Cash flows from operating activities:
Net income (loss)	¥58,996	¥57,775	¥193,288	¥382,662	¥237,212	¥423,994
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	32,381	33,438	137,581	138,388	169,962	171,826
Amortization of film costs	–	–	160,142	133,892	160,142	133,892
Other operating (income) expense, net	(24)	39	(26,988)	13,019	(27,012)	13,058
(Gain) loss on marketable securities and securities investments, net	(47,715)	(109,791)	(167)	(124,717)	(47,882)	(234,508)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(1,351)	388	(195,822)	(185,352)	(197,747)	(185,855)
(Increase) decrease in inventories	–	–	(272,386)	(118,255)	(272,386)	(118,255)
(Increase) decrease in film costs	–	–	(188,281)	(190,494)	(188,281)	(190,494)
Increase (decrease) in notes and accounts payable, trade	–	–	309,160	302,979	309,160	302,979
Increase (decrease) in future insurance policy benefits and other	258,762	368,871	–	–	258,762	368,871
(Increase) decrease in deferred insurance acquisition costs	(43,394)	(47,090)	–	–	(43,394)	(47,090)
(Increase) decrease in marketable securities held in the life insurance business	(44,002)	(43,949)	–	–	(44,002)	(43,949)
Other	(2,918)	(8,949)	(47,521)	(175,651)	(49,178)	(183,640)
Net cash provided by (used in) operating activities	210,735	250,732	69,006	176,471	265,356	410,829

Cash flows from investing activities:
Payments for purchases of fixed assets	(6,559)	(9,600)	(123,701)	(145,228)	(130,254)	(154,819)
Payments for investments and advances	(460,995)	(563,301)	(10,306)	(25,373)	(472,015)	(588,674)
Proceeds from sales or return of investments and collections of advances	153,177	140,969	3,603	84,463	156,780	225,432
Other	79	78	33,566	(10,019)	33,643	(9,940)
Net cash provided by (used in) investing activities	(314,298)	(431,854)	(96,838)	(96,157)	(411,846)	(528,001)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	122,241	146,992	(10,200)	(192,289)	112,035	(45,298)
Increase (decrease) in deposits from customers, net	88,344	132,628	–	–	88,344	132,628
Dividends paid	(23,921)	(26,100)	(12,649)	(18,992)	(12,649)	(18,992)
Other	111	114	502	(58,987)	(8,207)	(68,608)
Net cash provided by (used in) financing activities	186,775	253,634	(22,347)	(270,268)	179,523	(270)

Effect of exchange rate changes on cash and cash equivalents	–	–	6,650	70,344	6,650	70,344

Net increase (decrease) in cash and cash equivalents, including restricted	83,212	72,512	(43,529)	(119,610)	39,683	(47,098)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	351,594	465,645	656,713	1,080,195	1,008,307	1,545,840
Less - restricted cash and cash equivalents, included in other current assets and other assets	–	–	7,475	5,061	7,475	5,061
Cash and cash equivalents at end of the period	¥351,594	¥465,645	¥649,238	¥1,075,134	¥1,000,832	¥1,540,779

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance.  The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method.  Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.
Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP.  The more significant of these areas are as follows:
In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.
In the MC segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.
In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities
In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments.  The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings.  However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  This ASU is effective for Sony as of April 1, 2018.  As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings.  In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory
In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes.  This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs.  Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party.  This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption.  This ASU is effective for Sony as of April 1, 2018.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	–	–	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	–	–	(23,549)
Inventories	692,937	(12,404)	–	–	680,533
Other receivables	190,706	9,628	–	–	200,334
Prepaid expenses and other current assets	516,744	(5,520)	–	–	511,224
Film costs	327,645	7,647	–	–	335,292
Other assets:
Deferred income taxes	96,772	(326)	–	–	96,446
Other	325,167	1,068	–	–	326,235
Total assets	19,065,538	22,214	–	–	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	–	–	1,511,143
Other *	610,792	31,777	–	–	642,569
Deferred income taxes	449,863	-	–	(14,680)	435,183
Other	278,338	10,525	–	–	288,863
Total liabilities	15,409,171	39,012	–	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Accumulated other comprehensive income	(616,746)	-	(15,526)	–	(632,272)
Noncontrolling interests	679,791	-	–	5,432	685,223
Total equity	3,647,157	(16,798)	–	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	–	–	19,087,752
* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance.  Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated  balance sheet.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows.  This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs
In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs.  The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of September 30, 2018, Sony had 1,314 consolidated subsidiaries (including variable interest entities) and 119 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended September 30
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,263,452	1,268,535
— Diluted	1,291,038	1,296,562

	(Thousands of shares)
	Six months ended September 30
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,263,186	1,268,017
— Diluted	1,290,522	1,296,190

The dilutive effect in the weighted-average number of outstanding shares for the three and six months ended September 30, 2017 and 2018 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.
(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2017 have been made to conform to the presentation for the three and six months ended September 30, 2018.

(Spotify Technology S.A. Shares)
On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange.  Sony owned 5.707% of Spotify’s shares at the time of the public listing.
During the six months ended September 30, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds.  The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to its artists and distributed labels are included within other in the investing activities section of the consolidated statement of cash flows.
The remaining shares retained as of September 30, 2018 have a gross fair value of 105,242 million yen (927 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 63,596 million yen (589 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

Outlook for the Fiscal Year Ending March 31, 2019

The forecast for consolidated results for the fiscal year ending March 31, 2019, as announced on July 31, 2018, has been revised as follows:

	(Billions of yen)
	March 31, 2018 Results	July Forecast	October Forecast	Change from July Forecast
Sales and operating revenue	¥8,544.0	¥8,600	¥8,700	+¥100 billion	+1.2%
Operating income	734.9	670	870	+¥200 billion	+29.9%
Income before income taxes	699.0	760	975	+¥215 billion	+28.3%
Net income attributable to Sony Corporation’s stockholders	490.8	500	705	+¥205 billion	+41.0%

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the six months ending March 31, 2019	(For your reference)
Assumed foreign exchange rates for the fiscal year ending March 31, 2019 at the time of the July forecast
1 U.S. dollar	approximately 112 yen	approximately 110 yen
1 Euro	approximately 132 yen	approximately 127 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2019 are expected to be higher than the July forecast mainly due to higher-than-expected sales primarily in the Game & Network Services (“G&NS”) segment and the Music segment, partially offset by lower-than-expected sales in the Mobile Communications (“MC”) segment.

Consolidated operating income is expected to be higher than the July forecast mainly due to expected increases in operating income primarily in the Music and G&NS segments.  Although an increase in operating loss is expected in the MC segment, a portion of this increase was previously included in the allocation for contingencies incorporated into the July forecast for All Other, Corporate and elimination.  Therefore, the impact of this expected increase in operating loss has been substantially offset by the reduction in allocations for contingencies incorporated into the October forecast.

Concerning the forecast for the Music segment, on June 29, 2018, Sony and the investor consortium led by Mubadala Investment Company announced the signing of a definitive agreement for Sony to acquire the Mubadala consortium’s approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing.  Because Sony expects this transaction to close within the 2018 calendar year, approximately 25 billion yen in revenue and 110 billion yen in each of operating income and income before income taxes have been incorporated into the October forecast for the fiscal year ending March 31, 2019, reflecting both an expected non-cash step-up gain for the approximately 40% equity interest in EMI that Sony currently owns, and the expected impact of the consolidation of EMI, which is currently accounted for under the equity method.  As Sony is currently evaluating the income tax expense expected to result from the closing of this transaction, the same amount of increase as has been incorporated into the forecast for income before income taxes is currently incorporated into the forecast for net income attributable to Sony Corporation’s stockholders.  Consequently, there is a possibility that the forecast for net income attributable to Sony Corporation’s stockholders might change as a result of the evaluation of income tax expense related to this transaction.

In light of smartphone sales results in the current quarter, as well as the expectation of continued difficulty in the business environment in the second half of the fiscal year ending March 31, 2019 and beyond, Sony conducted a review of the future profitability forecast for the MC segment, which resulted in a downward revision in that forecast.  The outcome of this downward revision was a decrease in expected future cash flows, which resulted in the recording of an impairment charge against long-lived assets of 16.2 billion yen in the smartphone business within the MC segment, recorded as an operating loss in the current quarter.  When it established the new profitability forecast for the smartphone business, Sony revised its profitability improvement plan and adopted a new goal of reducing operating costs in the fiscal year ending March 31, 2021 compared with the fiscal year ended March 31, 2018 by 50% compared with its previous goal of 30%.

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Restructuring charges for the Sony Group are expected to increase by 5 billion yen compared to the July forecast to approximately 27 billion yen (22.4 billion yen was recorded in the fiscal year ended March 31, 2018) due to an expected increase in restructuring charges primarily in the Pictures segment.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Income before income taxes is expected to be 975 billion yen, which is higher than the July forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income, as well as a higher-than-expected gain on equity securities, net, in the current quarter.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the July forecast due to the above-mentioned expected increase in income before income taxes, as well as lower-than-expected effective tax rates.

As of March 31, 2018, Sony has an approximately 250 billion yen valuation allowance recorded against its U.S. federal and state net deferred tax assets that are attributable to Sony Americas Holding Inc. and its U.S. subsidiaries.  Because Sony’s U.S. businesses continue to show improved profitability, it is reasonably possible that more than 50% of this valuation allowance could be reversed in the near future.  The potential reduction in income taxes that may result from such reversal has not been included in the October forecast as Sony continues to monitor the realizability of these assets.

The forecast for each business segment for the fiscal year ending March 31, 2019 has been revised as follows:

	(Billions of yen)
	March 31, 2018 Results	July Forecast	October Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,943.8	¥2,180	¥2,350
Operating income	177.5	250	310
Music
Sales and operating revenue	800.0	760	820
Operating income	127.8	115	230
Pictures
Sales and operating revenue	1,011.1	990	1,000
Operating income	41.1	44	50
Home Entertainment & Sound (HE&S)
Sales and operating revenue	1,222.7	1,150	1,150
Operating income	85.8	86	86
Imaging Products & Solutions (IP&S)
Sales and operating revenue	655.9	670	680
Operating income	74.9	78	81
Mobile Communications (MC)
Sales and operating revenue	723.7	610	510
Operating loss	(27.6)	(30)	(95)
Semiconductors
Sales and operating revenue	850.0	890	910
Operating income	164.0	120	140
Financial Services
Financial services revenue	1,228.4	1,270	1,270
Operating income	178.9	170	170
All Other, Corporate and elimination
Operating loss	(87.6)	(163)	(102)
Consolidated
Sales and operating revenue	8,544.0	8,600	8,700
Operating income	734.9	670	870

Game & Network Services
Sales are expected to be higher than the July forecast primarily due to higher-than-expected game software sales, the impact of foreign exchange rates, higher-than-expected unit sales of PlayStation®4 (“PS4”) hardware, as well as higher-than-expected sales for PlayStation®Plus (“PS Plus”), a paid membership service.  Operating income is expected to be significantly higher than the July forecast primarily due to the impact of the above-mentioned higher-than-expected game software and PS Plus sales, as well as expected reductions for promotional and other costs related to PS4 hardware, based on the recent strong business momentum.

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Music
Sales are expected to be higher than the July forecast primarily due to the above-mentioned expected impact from the consolidation of EMI and the strong performance of the mobile gaming application Fate/Grand Order.  Operating income is expected to be significantly higher than the July forecast primarily due to the above-mentioned expected impact of a non-cash step-up gain for the approximately 40% equity interest in EMI that Sony currently owns and the consolidation of EMI, as well as the impact of the above-mentioned increase in sales.

Pictures
Sales are expected to be higher than the July forecast primarily due to the strong theatrical performance of Motion Pictures’ titles released in the current fiscal year and higher-than-expected television licensing revenues for titles released in the previous fiscal year, as well as the impact of foreign exchange rates, partially offset by lower-than-expected sales for Media Networks.  Operating income is expected to be higher than the July forecast primarily due to the impact of the above-mentioned increase in sales.

Imaging Products & Solutions
Both sales and operating income are expected to be higher than the July forecast primarily due to an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Mobile Communications
Sales are expected to be significantly lower than the July forecast due to an expected decrease in smartphone unit sales mainly in Europe and Japan.  Operating loss is expected to be significantly higher than the July forecast primarily due to the impact of the above-mentioned decrease in sales, an impairment charge against long-lived assets of 16.2 billion yen that was recorded as an operating loss in the current quarter, as well as the negative impact of foreign exchange rates, partially offset by expected reductions in operating costs.

Semiconductors
Both sales and operating income are expected to be higher than the July forecast primarily due to higher-than-expected sales of image sensors for mobile products, as well as the impact of foreign exchange rates.

The forecasts for sales and operating income for the HE&S and Financial Services segments remain unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-translated results of Sony Music Entertainment and Sony/ATV Music Publishing, both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.  The segment also includes equity in net income (loss) for EMI, an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.  Because Sony expects to complete the acquisition of the remaining equity interest in EMI within the 2018 calendar year, both an expected non-cash step-up gain for the equity interest in EMI that Sony currently owns and the expected impact of the consolidation of EMI have been incorporated into the October forecast for the fiscal year ending March 31, 2019.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

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The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc.  The results of SFH and its consolidated subsidiaries discussed in the Financial Services segment differ from the results that these companies disclose separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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